UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ASE TEST LIMITED
(Name of the Issuer)

ASE Test Limited
Advanced Semiconductor Engineering, Inc.
(Name of Person(s) Filing Statement)

Ordinary Shares
(Title of Class of Securities)

Y02516105
(CUSIP Number of Class of Securities)

Mr. Joseph Tung Advanced Semiconductor Engineering, Inc. Room 1901, TWTC International Trade Building, 19/F 333 Keelung Road, Section 1 Taipei 110 Taiwan, Republic of China (886-2) 8780-5489	Mr. Kenneth S. Hsiang ASE Test Limited 10 West Fifth Street Nantze Export Processing Zone Kaohsiung Taiwan, Republic of China (886-7) 363-6641

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Mark J. Lehmkuhler, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300	William Y. Chua, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☒	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$866,217,091.18	$34,042.33

*
Calculated solely for purposes of determining the filing fee. The filing fee was calculated based on the sum of (i) US$14.78 (the proposed cash payment for each ASE Test ordinary share listed on The Nasdaq Global Market) multiplied by the sum of (x) 40,711,988 (the number of such shares outstanding as of March 20, 2008 that are subject to the transaction) and (y) 8,151,813 (the number of such shares issuable upon the exercise of options outstanding as of March 20, 2008 that have a per share exercise price lower than US$14.78), and (ii) US$0.185 (the proposed cash payment, payable in NT$ equivalent, for each ASE Test depositary share listed on the Taiwan Stock Exchange) multiplied by 778,433,040 (the number of such depositary shares outstanding as of March 20, 2008 that are subject to the transaction).

**	The payment of the filing fee, calculated in accordance with Rule 0-11(b) under the United States Securities Exchange Act of 1934, as amended, equals .0000393 multiplied by the Transaction Valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,080.38
Form or Registration No.:	Schedule 13E-3
Filing Parties:	ASE Test Limited and Advanced Semiconductor Engineering, Inc.
Date Filed:	January 4, 2008

INTRODUCTION

This Amendment No. 4 (this “Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the United States Securities and Exchange Commission pursuant to Section 13(e) of the United States Securities Exchange Act of 1934, as amended, by (1) ASE Test Limited, a company incorporated and existing under the laws of the Republic of Singapore, and (2) Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of Taiwan, Republic of China (each, a “Filing Person”).  This Amendment is being filed to supplement Item 16 of the Transaction Statement.

Item 16: Exhibits.

Item 16 is hereby supplemented by the addition of the following exhibit:

(g)(2)	Form of Proxy for the Court Meeting

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 2, 2008

ASE Test Limited
By:	/s/ Kenneth S. Hsiang
	Name:	Kenneth S. Hsiang
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(g)(2)	Form of Proxy for the Court Meeting